UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Announces Acquisition of Worldwide Rights to Dark Comedy “The Babysitters” Starring Critically-Acclaimed Cast

Peace Arch Continues to Aggressively Expand Distribution Pipeline

Through Third Party Acquisitions and In-House Productions

Toronto – October 8, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating and acquiring critically acclaimed film, television and DVD content for worldwide distribution, today announced an agreement to acquire all worldwide rights to the dark comedy “The Babysitters,” featuring rising star Katherine Waterston (“Michael Clayton”) alongside Emmy® Award winners and Golden Globe® nominees John Leguizamo (“Moulin Rouge”) and Cynthia Nixon (“Sex and the City”). Peace Arch will release the film theatrically in the United States and Canada in the spring of 2008.

The acquisition deal was negotiated for Peace Arch Entertainment by the company’s Larry Greenberg, Berry Meyerowitz, Mark Balsam and Julie Sultan with Collective’s Shaun Redick and attorney Benjamin Reder.

Peace Arch launched its North American theatrical releasing operations with the Canadian release of the Steve Buscemi-directed feature film “Interview,” starring Sienna Miller and Mr. Buscemi, followed by the August, 2007 U.S. release of the Tom DiCillo-directed, award-winning comedy, “Delirious,” starring Mr. Buscemi, Michael Pitt, Alison Lohman and Gina Gershon.  Both “Interview” and “Delirious” had premieres at the 2007 Sundance Film Festival.

“As we continue to expand our direct distribution operation in the United States and Canada, the acquisition of top quality completed films like “The Babysitters” is becoming a meaningful aspect of our business model,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment Group. “Our ability to license these films to overseas distributors through our industry-leading international sales team, coupled with our growing direct distribution capabilities in North America, not only provides a lucrative new source of revenue for our Company, but has also made us an exciting new alternative for independent filmmakers seeking worldwide exposure for their projects.”

In “The Babysitters,” a teenage girl (Waterston) turns her babysitting service into a call-girl ring for married men after a tryst with one of her customers (Leguizamo).  “The Babysitters” is written and directed by David Ross, who makes his directorial debut.  The film is produced by Jennifer Dubin, Jason Dubin, Cora Olson, John Leguizamo and Kathy DeMarco.

Peace Arch Entertainment’s expanding line up of feature films and long-form television programming includes the powerful ensemble drama “Winged Creatures,” starring Kate Beckinsale, Forest Whitaker, Jennifer Hudson, Dakota Fanning, Guy Pearce and Jackie Earle Haley, and the film comedy “The Deal” from the best-selling Peter Lefcourt novel, with a cast that includes William H. Macy, Meg Ryan, LL Cool J and Elliott Gould, as well as the hit ten-part, multi-Emmy Award®-winning television series “The Tudors” starring Golden Globe® Award-winning actor Jonathan Rhys Meyers, which premiered to record audiences on Showtime in the US in April.

Other titles in Peace Arch’s lineup of theatrical films include the drama “Chapter 27” starring Jared Leto and Lindsay Lohan, which world premiered at the 2007 Sundance Film Festival; and the romantic comedy “Watching the Detectives” starring Lucy Liu and Cillian Murphy, which world premiered at the 2007 Tribeca Film Festival in New York City.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

#     #     #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 9, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.